SunGard

680 East Swedesford Road

Wayne, Pennsylvania 19087

August 17, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re: SunGard Registration Statement on Form S-1 (File No. 333-204706)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission (“Commission”) by SunGard (the “Registrant”) on June 4, 2015 and an amendment thereto subsequently filed by the Registrant on July 17, 2015 (File No. 333-204706) (together with all amendments, the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933 (“Securities Act”), the Registrant hereby applies for the withdrawal of the Registration Statement together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

At this time, the Registrant has elected not to proceed with the public offering contemplated by the Registration Statement because the Registrant intends to pursue an alternative transaction. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that it has not sold any securities pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Upon the granting of the Commission’s consent, please forward copies of the order withdrawing the Registration Statement to the undersigned at SunGard, 680 East Swedesford Road, Wayne, Pennsylvania 19087 and to the Registrant’s counsel, Richard A. Fenyes at Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017.

If you have questions or require additional information, please do not hesitate to contact Richard A. Fenyes at (212) 455-2812.

Sincerely,

SunGard

By:	/s/ Victoria E. Silbey
Name:	Victoria E. Silbey
Title:	Senior Vice President – Legal and Chief Legal Officer